                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934



                             DATA RETURN CORPORATION
                                (Name of Issuer)

                    COMMON SHARES, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)


                                   23785M 10 5
                                 (CUSIP Number)


     JUDE M. SULLIVAN, SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY

                                  divine, inc.
                            1301 NORTH ELSTON AVENUE
                             CHICAGO, ILLINOIS 60622

           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                NOVEMBER 1, 2001
             (Date of Event which Requires Filing of this Statement)



    If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

             NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
         Section 240.13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  23785M 10 5              13D                        Page 2 of 8 Pages

-------------------------------------------------------------------------------
        NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
  1
        divine, inc.
        I.R.S. Identification No.: 36-4301991


-------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
  2     (SEE Instructions)
                                                                (a) [  ]
                                                                (b) [  ]
-------------------------------------------------------------------------------
        SEC USE ONLY
  3
-------------------------------------------------------------------------------
        SOURCE OF FUNDS (SEE Instructions)
  4
            OO
-------------------------------------------------------------------------------
        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  5     ITEMS 2(d) or 2(e)                                    [  ]

-------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
  6
            State of Delaware
-------------------------------------------------------------------------------

     NUMBER OF         7    SOLE VOTING POWER

       SHARES

                      ---------------------------------------------------------

    BENEFICIALLY       8    SHARED VOTING POWER

      OWNED BY              12,907,812 (1)

                      ---------------------------------------------------------

        EACH           9    SOLE DISPOSITIVE POWER

     REPORTING
                      ---------------------------------------------------------

       PERSON          10   SHARED DISPOSITIVE POWER

        WITH
-------------------------------------------------------------------------------
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11
            12,907,812 (1)
-------------------------------------------------------------------------------
       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
  12                                               [  ]
-------------------------------------------------------------------------------
       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  13
           35.2%
-------------------------------------------------------------------------------
       TYPE OF REPORTING PERSON (SEE Instructions)
  14
           CO
-------------------------------------------------------------------------------
                      (1) See Items 3 and 4 below.

ITEM 1.  SECURITY AND ISSUER

         This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.001 (the "Common Shares"), of Data Return Corporation, a Texas corporation (sometimes referred to herein as "Issuer" or "Data Return"). The principal executive offices of Data Return are located at 222 West Las Colinas Boulevard, Suite 450, Irving, Texas 75039.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) The name of the person filing this statement is divine, inc., a Delaware corporation ("divine" or the "Reporting Person").

         (b) The address of the Reporting Person's principal business is 1301 North Elston Avenue, Chicago, Illinois 60622.

         (c) divine is an enterprise solutions company delivering a combination of Web-based technology, professional services, and managed applications capabilities designed to allow clients to deploy advanced enterprise solutions that are integrated with their business strategies and existing software and technical systems.

         (d) Neither the Reporting Person nor, to the Reporting Person's knowledge, any individual listed on Schedule A is required to disclose legal proceedings pursuant to Item 2(d).

         (e) Neither the Reporting Person nor, to the Reporting Person's knowledge, any individual listed on Schedule A is required to disclose legal proceedings pursuant to Item 2(e).

         (f) To the Reporting Person's knowledge, each of the individuals identified on Schedule A attached hereto is a citizen of the United States.

         Set forth on Schedule A is the name and present principal occupation or employment, and the name, principal business, and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of divine as of the date hereof.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As an inducement for divine to enter into the Merger Agreement described in Item 4 and in consideration thereof, each of Nathan Landow Family Limited Partnership, DCR Technology Fund I, Ltd., OHG Technology, Ltd., Sunny C. Vanderbeck, Michelle R. Chambers, Jason Lochhead, and Stuart Walker (collectively, the "Shareholders"), each a shareholder of Data Return, entered into a shareholder voting agreement (the "Shareholder Agreement") with divine. divine did not pay additional consideration to the Shareholders in connection with the execution and delivery of the Shareholder Agreement. In addition, the Shareholders granted divine an irrevocable proxy with respect to the shares covered by the Shareholder Agreement.

         References to, and descriptions of the Merger, the Merger Agreement, the Credit Agreement, and the Shareholder Agreement as set forth herein are qualified in their entirety by

                                 3 of 8
reference to the copies of the Merger Agreement, the Credit Agreement, and the Shareholder Agreement included as Exhibits 1, 2, and 3 respectively to this
Schedule 13D, and are incorporated herein in their entirety where such references and descriptions appear.

ITEM 4.  PURPOSE OF TRANSACTION

         (a) - (b) Pursuant to an Agreement and Plan of Merger dated as of November 1, 2001 (the "Merger Agreement"), among divine, TD Acquisition Corp., a newly-formed Texas corporation and wholly-owned subsidiary of divine ("Merger Sub"), and Data Return, and subject to the conditions set forth therein (including approval of the Merger by shareholders of Data Return), Merger Sub will be merged with and into Data Return, and the separate corporate existence of Merger Sub shall thereupon cease, and Data Return shall be the successor or surviving corporation and shall continue its existence under the laws of the State of Texas. Data Return, as the surviving corporation after the consummation of the Merger, is sometimes hereinafter referred to as the "Surviving Corporation."

         As a result of the Merger, each outstanding Common Share of Data Return will be converted into the right to receive 1.9876 shares of divine's class A common stock (the "Exchange Ratio"). In the event that more than 72,250,000 shares of divine class A common stock would be issued in connection with the Merger, the Exchange Ratio will be adjusted to equal the quotient of 72,250,000 divided by the total number of Common Shares of Data Return outstanding immediately prior to the Effective Time (as that term is defined in the Merger Agreement). If divine's class A common stock undergoes any reclassification, stock split, or stock dividend, or any change or conversion prior to the Effective Time, appropriate and proportionate adjustments, if any, shall be made to the Exchange Ratio.

         Each outstanding option to purchase Common Shares of Data Return (each, a "Data Return Option") with an exercise price that, when divided by the Exchange Ratio, is less than or equal to the closing sale price of divine class A common stock on the trading day immediately preceding the Effective Time, will become exercisable, at an exercise price equal to the exercise price of the Data Return Option divided by the Exchange Ratio, for a number of shares of divine class A common stock determined by multiplying the number of Common Shares of Data Return subject to such Data Return Option by the Exchange Ratio. At the Effective Time, each outstanding Data Return Option with an exercise price that, when divided by the Exchange Ratio, is greater than the closing sale price of divine class A common stock on the trading day immediately prior to the Effective Time, will be canceled and divine will grant replacement options to purchase a total of approximately 14,383,000 shares of divine class A common stock, less the number of shares of divine class A common stock that are subject to options issued upon conversion of in-the-money Data Return Options. At the Effective Time, each outstanding warrant to purchase Common Shares of Data Return will become a warrant to purchase a number of shares of divine class A common stock at an exercise price as determined in accordance with the terms of such warrant.

         In connection with the Merger Agreement, divine and Data Return also entered into a Credit Agreement, pursuant to which divine made an initial loan to Data Return of $4.3 million and will, upon request, make additional loans to Data Return of $2.75 million in each of November 2001 and December 2001.


                                 4 of 8

         The Shareholders have, by executing the Shareholder Agreement, agreed to vote the 12,907,812 Common Shares of Data Return beneficially owned by them (the "Shares") as described below.

         Pursuant to the Shareholder Agreement, the Shareholders have agreed, at every Data Return shareholders meeting or any other meeting of the shareholders, however called, and in any action by written consent of the shareholders of the company to cause the Shares to be voted in favor of adoption and approval of the Merger Agreement, the Merger, and the transactions contemplated by the Merger Agreement, as the Merger Agreement may be modified or amended from time to time in a manner not adverse to the Shareholders. The Shareholders have further agreed not to vote any Shares in favor of any of the following (other than the Merger and the transactions contemplated by the Merger Agreement): (i) any Company Acquisition Proposal (as defined in the Merger Agreement), (ii) any merger, consolidation, reorganization, recapitalization, sale of assets, liquidation, dissolution, or other business combination transaction involving Data Return, (iii) any removal of members of the board of directors of Data Return, (iv) any amendment to Data Return's articles of incorporation, and (v) any other action that is inconsistent with the Merger or that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage, or adversely affect the Merger or any of the transactions contemplated by the Merger Agreement. The Shareholder Agreement terminates upon the termination of the Merger Agreement. As part of the Shareholder Agreement, the Shareholders delivered to divine an irrevocable proxy granting divine the right to vote the Shares in the manner contemplated by the Shareholder Agreement described above.

         The purpose of the transactions under the Shareholder Agreement are to enable divine and Data Return to consummate the transactions contemplated under the Merger Agreement.

         (c) Not applicable.

         (d) The officers and directors of Merger Sub shall be the initial directors and officers of the Surviving Corporation, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation, or removal in accordance with the Surviving Corporation's Articles of Incorporation and bylaws.

         (e) Other than as a result of the Merger described in Item 3 above, not applicable.

         (f) Not applicable.

         (g) Upon consummation of the Merger, the Articles of Incorporation of the Merger Sub, as in effect immediately prior to the Merger, shall be amended and restated as provided in the Merger Agreement until thereafter amended as provided by Texas law and such Articles of Incorporation. Upon consummation of the Merger, the bylaws of Merger Sub, as in effect immediately prior to the Merger, shall be the bylaws of the Surviving Corporation until thereafter amended.

         (h) - (i) If the Merger is consummated as planned, the Data Return Common Shares will be deregistered under the Securities Act of 1933 and cease to be authorized for quotation on the Nasdaq National Market.


                                 5 of 8

         (j) Other than as described above, the Reporting Person currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although the Reporting Person reserves the right to develop such plans).

         References to, and descriptions of, the Merger Agreement, the Credit Agreement, and the Shareholder Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement, the Credit Agreement, and the Shareholder Agreement, respectively, included as Exhibits 1, 2, and 3, respectively, to this Schedule 13D, and incorporated in this Item 4 in their entirety where such references and descriptions appear.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) - (b) As a result of the Shareholder Agreements, divine may be deemed to be the beneficial owner of 12,907,812 Common Shares of Data Return, including 528,000 Shares that the Shareholders have the right to acquire by exercising Data Return Options. Those Common Shares of Data Return constitute approximately 35.2% of the issued and outstanding Common Shares of Data Return based on the 36,182,438 Common Shares of Data Return outstanding as of October 31, 2001. divine may be deemed to have the sole power to vote the Shares with respect to those matters described above. However, divine (i) is not entitled to any rights as a shareholder of Data Return as to the Shares and (ii) disclaims any beneficial ownership of the Shares. divine does not have the power to dispose of the Shares.

         (c) To the knowledge of the Reporting Person, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

         (d) To the knowledge of the Reporting Person, no other person has the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the securities of Data Return.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Other than the Merger Agreement and the exhibits thereto, including the Shareholder Agreement and the Credit Agreement and the exhibits thereto, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings, or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of Data Return, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding or proxies.


                                 6 of 8

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The following documents are filed as exhibits:

   1. Agreement and Plan of Merger, dated as of November 1, 2001, by and among divine, inc., TD Acquisition Corp., and Data Return Corporation (incorporated herein by reference to Exhibit 2.1 to divine's Current Report on Form 8-K filed November 6, 2001 (the "Form 8-K")).

   2. Credit Agreement, dated as of November 1, 2001, by and between Data Return Corporation, as Borrower, and divine, inc., as Lender (incorporated herein by reference to Exhibit 99.2 to the Form 8-K).

   3. Shareholder Voting Agreement, dated as of November 1, 2001, by and between divine, inc. and each of Nathan Landow Family Limited Partnership, DCR Technology Fund I, Ltd., OHG Technology, Ltd., Sunny C. Vanderbeck, Michelle R. Chambers, Jason Lochhead and
         Stuart Walker (incorporated by reference to Exhibit 99.3 to the Form 8-K).



                                  7 of 8

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  November 9, 2001

                                  divine, inc.


                                  By:   /s/ MICHAEL P. CULLINANE
                                     -------------------------------------
                                        Michael P. Cullinane
                                        Executive Vice President,
                                        Chief Financial Officer, and Treasurer




                                 8 of 8

                                   SCHEDULE A

                EXECUTIVE OFFICERS AND DIRECTORS OF DIVINE, INC.



The following tables set forth the name, business address and present principal occupation or employment of each executive officer and director of divine, inc. The business address of each executive officer is divine, inc., 1301 North Elston Avenue, Chicago, Illinois 60622.

                               EXECUTIVE OFFICERS

-------------------------------------------------------------------------------

      NAME                                 PRESENT PRINCIPAL OCCUPATION
-------------------------------------------------------------------------------

Andrew J. Filipowski                 Chairman of the Board and CEO
-------------------------------------------------------------------------------

Michael P. Cullinane                 Executive Vice President, CFO,  Treasurer,
                                     and Director
-------------------------------------------------------------------------------

Paul Humenansky                      President, COO, and Director
-------------------------------------------------------------------------------

                                 DIRECTORS

-------------------------------------------------------------------------------

   NAME AND BUSINESS ADDRESS                   PRESENT PRINCIPAL OCCUPATION
-------------------------------------------------------------------------------
Tommy Bennett
Computer Associates International,       Senior Vice President,
Inc.                                     Computer Associates International, Inc.
One Computer Associates Plaza
Islandia, NY   11749

-------------------------------------------------------------------------------
James E. Cowie
Frontenac Company                        General Partner,
135 South LaSalle Street, Suite 3800     Frontenac Company
Chicago, IL   60603

-------------------------------------------------------------------------------
Arthur W. Hahn
Katten Muchin Zavis                      Partner,
525 West Monroe Street, Suite 1600       Katten Muchin Zavis
Chicago, IL   60661

-------------------------------------------------------------------------------
J. Kevin Nater
One Dell Way                             Vice President,
Mail Stop 9003                           Dell Computer Corporation
Round Rock, TX   78682

-------------------------------------------------------------------------------
Michael A. Forster
Internet Capital Group, Inc.             Senior Partner of Operations,
552 Ravine Avenue                        Internet Capital Group, Inc.
Lake Bluff, IL   60044

-------------------------------------------------------------------------------
Thomas J. Meredith
MSI Management                           CEO,
248 Addie Roy Road                       MSI Management
Austin, TX   78760

-------------------------------------------------------------------------------
John Rau                                 Chairman of the Board, Chicago
Chicago Title and Trust Company          Title and Trust Company Foundation
Foundation
171 North Clark Street
Chicago, IL   60601

-------------------------------------------------------------------------------